REED SMITH LLP
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Phone: +1 202 414 9200

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W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com

January 28, 2015

VIA EDGAR SUBMISSION

Sonia Gupta Barros Division of Corporate Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	ETF Managers Group Commodity Trust I
Registration Statement on Form S-1
File No. 333-199190

Dear Ms. Barros:

On behalf of the registrant, ETF Managers Group Commodity Trust I (the “Registrant”), and its sole series, the Sit Rising Rate ETF (the “Fund”), we are responding to the Staff’s comments dated January 22, 2015, in regards to the above-referenced registration statement (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure will be included in the Pre-Effective Amendment No. 3 filed herewith on EDGAR. All capitalized terms not defined herein have the meaning assigned to them in the Prospectus.

Comments

Conflicts of Interest

Meetings, page 44

(1) We note your disclosure on page 44 that provides that, “Without written objection by the shareholder, in accordance with the Trust Agreement, any vote or consent solicited may be deemed cast or granted, respectively.” Please revise your disclosure to more specifically describe that this provision of the trust agreement provides for negative consent and describe further how such negative consent provision may impact investors, including for example, that a lack of a response by a shareholder will have the same effect as if that shareholder had provided an affirmative written consent for the proposed action.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH

MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Sonia Gupta Barros January 28, 2015 Page 2

Response: The Registration Statement has been revised accordingly.

Exhibits

(2) We note your response to comment 5 of our letter dated December 23, 2014 and we reissue in part our prior comment. We note that some of the agreements filed with this amendment did not include all of the exhibits to those agreements. For example, Exhibit 10.3 did not include the information in Exhibit A in regards to fees. Please advise or file such agreements that include the exhibits to those agreements.

Response: The Registrant has refiled a copy of all of the material agreements to include all exhibits to such agreements.

Exhibit 5.1

(3) Please provide an opinion within the framework outlined in Staff Legal Bulletin No. 19. In this regard, a legality opinion for equity securities of non-corporate registrants, including a statutory trust, should address whether purchasers of the securities will have any obligation to make payments to the registrant or its creditors (other than the purchase price of the securities) or contributions to the registrant or its creditors solely by reason of the purchasers’ ownership of the securities.

Response: The Registrant has re-filed a legality opinion to address the Staff’s concerns outlined in Staff Legal Bulletin No. 19. We note that the opinion continues to use the term “non-assessable,” as the Registrant’s Declaration of Trust states that all shares of beneficial interest of the Registrant will be “non-assessable.” In this regard, we note that footnote 10 to Staff Legal Bulletin No. 19 states: “The Division will not object if a legality opinion for the issuance of equity securities of non-corporate registrants expressly uses the term “non-assessable,” as it would be read as having the same meaning as an opinion stating that neither the registrant nor any of its creditors has the right to require the holders of the securities to pay it anything more solely because they own the securities.”

If you have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208, Eric Simanek at (202) 414-9425 or Joseph Toner at (202) 414-9264.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

cc:	Kim McManus
Samuel Masucci III
David Weissman